[W-W Capital Corporation Letterhead]


                                  July 11, 2005


VIA EDGAR
---------
AND ORIGINAL FEDERAL EXPRESS
----------------------------

United States Securities and Exchange Commission
Mail Stop 4-5
450 5th Street N. W.
Washington, D.C. 20549

Attn: Michael Moran
      Accounting Branch Chief

Re:  W-W Capital Corporation
     Report on Form 10-K for the Year Ended June 30, 2004 filed October 15, 2004 Report on Form 10-Q for the Quarter Ended March 31, 2005 filed May 23, 2005 File No. 0-17757

Dear Mr. Moran:

     This letter is being provided in connection with the Staff's comment letter dated June 23, 2005, regarding the above-referenced Reports.

     W-W Capital Corporation (the "Company") hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Attn: Michael Moran
July 11, 2005
Page 2


     Feel free to contact the undersigned with any questions you may have regarding this letter.

                                             Very truly yours,

                                             W-W CAPITAL CORPORATION


                                             By: /s/ Michael S. Dick
                                                 -------------------
                                                 Michael S. Dick
                                                 Chief Financial Officer